Samuel, Sally

From: Christopher Sprague [chris.sprague@prudential.com]
Sent: Tuesday, February 09, 2010 4:25 PM
To: Samuel, Sally
Subject: Fw: Pruco Life XBLC - Footnotes

Attachments: PrucoLife-XBLC-Footnotes.pdf



PrucoLife-XBLC-Foo
tnotes.pdf (...

```
Sally:  please see these excerpts. In the typeset versions that we will file under 497,
the footnotes are smaller.
----- Forwarded by Christopher Sprague/LAW/Pru on 02/09/2010 04:24 PM -----


            Mary
            O'Hara/LAW/Pru
            Law Department                                          To
            Phone Number: 203      Christopher
            402-1319               Sprague/LAW/Pru@Prudential
            Fax Number: 877                                         cc
            352-5584
                                                               Subject
            Tue 02/09/2010         Pruco Life XBLC - Footnotes
            04:14 PM
```

```
Chris -

Here are the pages with the footnotes in a smaller font.

Mary
(See attached file: PrucoLife-XBLC-Footnotes.pdf)
```